UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      December 9, 2005


Mr. George S. Young
Chief Executive Officer
Fellows Energy LTD
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado 80021



      Re:	Fellows Energy LTD
		Registration Statement on Form SB-2
      Filed November 10, 2005
		File No. 333-129627


Dear Mr. Young:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2 Filed November 10, 2005

Financial Statements

1. Please update your registration statement to include financial statements for your third fiscal quarter ended September, 2005, to comply with Item 310(g) of Regulation S-B.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business, page 2

2. We note your disclosures describing the following stock transactions that you completed on January 5, 2004, all of which were valued differently. You state that you...

(a)	acquired interests in certain oil and gas leases in exchange for
3.5 million shares of common stock, a transaction which you valued at
$1.05 million, or $.30 per share.

(b)	sold 2.75 million shares of common stock in a private
placement
for $2.75 million, or $1 per share; and

(c)	incurred an obligation to issue 250,000 shares of common
stock to
a financial adviser as a fee, which you valued at $457,500, or
$1.83
per share.

Please explain to us how you determined your common stock value for each of these transactions, and how you arrived at different per share value for each transaction even though all transactions occurred on the same date. Tell us the reasons that you did not utilize the quoted market price of your common stock in your valuations.

Financial Statements, pages 18-21

3. We note your disclosure on page 2 explaining that you were incorporated on April 9, 2001; and that from 2001 through 2003, you offered business consulting services in the retail automobile fueling industry. We understand that starting in January 2004, you changed your operational focus to oil and gas exploration.

It appears you should disclose the inception-to-date financial and other information required under paragraphs 11 and 12 of SFAS 7, given your status as a development stage enterprise, as defined in that Standard. You may also refer to the guidance offered in Instruction
2(2)(vi) to Item 310(b) of Regulation S-B, if you require further clarification.

4. Since you discontinued your automobile fueling consulting business at the beginning of 2004, it is unclear why you have not reported your automobile fueling consulting business as discontinued operations, in accordance with paragraph 43 of FAS 144.

Statement of Changes in Stockholders` Equity, page 20

5. We note that you report stock issuance obligations ($362,500 balance at December 31, 2004) as part of your equity. Please disclose how the shares were valued, when they will be issued, and/or whether there are any conditions required for issuance. It should be clear why you believe the equity classification, as opposed to liability classification, is appropriate for your stock issuance obligations.
Please submit an analysis of the terms of the arrangements, showing how your classification complies with the guidance in paragraphs 8 through 12 of SFAS 150.

Form 10-QSB for the Nine Months Ended September 30, 2005

Financial Statements

6. Please amend your filing to include your audited balance sheet as of December 31, 2004, to comply with Rule 10-01(c)(1) of Regulation S-
X.

7. Please make all necessary accounting and disclosure revisions in your interim reports of Form 10-QSB to comply with applicable comments issued above.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Carmen Moncada-Terry at (202) 551-
3687 or, in her absence, the undersigned, at (202) 551-3740.



      	Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	M. Ross (via facsimile)
      C. Moncada-Terry

Mr. George S. Young
Fellows Energy LTD
December 9, 2005
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